FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF). 47.508.411/0001-56

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“GPA” or “Company”), following the previous Material Fact regarding the study to segregate its cash and carry unit through a partial spin-off of the Company and its wholly owned subsidiary Sendas Distribuidora S.A. (“Assaí” and the “Spin-off”, respectively) hereby informs its shareholders and the market in general the following:

In the context of the preparation of GPA and Assaí for the Spin-off, the Company informs that its CEO, Peter Paul Estermann, has presented his resignation which becomes effective as of this date.

According to Ronaldo Iabrudi, Co-Vice-Chairman of the GPA Board of Directors, “I am very grateful to Peter for the important role he played over more than seven years at the company. His contributions include the process of transformation of GPA, the restructuring of Multivarejo, and integration of the Latin American platform with Éxito.”

Christophe Hidalgo, current CFO of GPA, will temporarily accumulate the position of CEO in order to drive the implementation of the Spin-off.

The cash and carry unit, operated by Assaí, and Multivarejo, operated by GPA, remain under the leadership of Belmiro Gomes and Jorge Faiçal, respectively. Both will, in due course, take on the positions of CEO of the two listed companies that will result from the Spin-off, and will lead them through a new development cycle based on the following pillars: (i) strategic focus; (ii) improvement in operational efficiency; (iii) optimization of funding and capital allocation; and (iv) creation of additional value for shareholders and stakeholders.

According to Jean-Charles Naouri, Chairman of the GPA Boards of Directors, “Christophe has the deepest knowledge of the Group’s operations and I am very confident that he is the right person to lead the implementation of this transaction, from which will result two very strong companies under the leadership of Belmiro Gomes and Jorge Faiçal. I have the utmost confidence on these two executives, who have the experience and talent needed to lead Assaí and Multivarejo in this new phase.” Jean-Charles added, “Assaí's spin-off represents a new and important chapter in a story that began in 2007. With an extraordinary historical growth and an extremely promising outlook, Assaí has become one of the Group's main assets and will now enter a new cycle of strong growth.”

São Paulo, November 11, 2020.

Isabela Cadenassi

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 11, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.